ATCO
GROUP

Corporate Office

[redacted]

06010627

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: Jodene.dutnall@atco.com

January 20, 2006

SUPPL

PROCESSED
FEB 06 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 01 2006
WASH. D.C.
185 SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 - Declaration of Dividends and Press Release (Stock Split)

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34744

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU.NV	.285	CAD	01/19/2006	02/08/2006	03/01/2006
CU.X	.285	CAD	01/19/2006	02/08/2006	03/01/2006
CU.PR.T	.368750	CAD	01/19/2006	02/08/2006	03/01/2006
CU.PR.V	.331250	CAD	01/19/2006	02/08/2006	03/01/2006
CU.PR.D	.412500	CAD	01/19/2006	02/08/2006	03/01/2006
CU.PR.A	.362500	CAD	01/19/2006	02/08/2006	03/01/2006
CU.PR.B	.375000	CAD	01/19/2006	02/08/2006	03/01/2006

Filed on behalf of the Issuer by:

Name: Leslie Lawson
Phone: 403-292-7909
Email: leslie.lawson@atco.com
Submission Date: 01/19/2006 16:29:56
Last Updated: 01/19/2006 16:29:56

FILE NO. 82-34744

CU Release

CORPORATE OFFICE
1400, 909 - 11 AVENUE SW, CALGARY, ALBERTA T2R 1N6
TELEPHONE (403) 292-7500

CANADIAN UTILITIES LIMITED
An ATCO Company

FOR IMMEDIATE RELEASE

Canadian Utilities Limited Declares Quarterly Dividend

CALGARY, January 19, 2006 – The Board of Directors of Canadian Utilities Limited, an ATCO Company, today declared a first quarter dividend of 28.5 cents per Class A non-voting and Class B common share, a 3.6% increase over the 27.5 cents paid in the previous quarter. The dividend is payable March 1, 2006, to share owners of record on February 8, 2006.

The Board also declared the following Cumulative Redeemable Second Preferred Share Dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2006)	Payment Date (2006)
Series Q 5.90%	CU.PR.T	0.368750	08-Feb	01-Mar
Series R 5.30%	CU.PR.V	0.331250	08-Feb	01-Mar
Series S 6.60%	CU.PR.D	0.412500	08-Feb	01-Mar
Series W 5.80%	CU.PR.A	0.362500	08-Feb	01-Mar
Series X 6.00%	CU.PR.B	0.375000	08-Feb	01-Mar

Canadian Utilities Limited is part of the ATCO Group of Companies. ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about Canadian Utilities Limited can be found on its website, www.canadian-utilities.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502